Exhibit (g)(2)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ERNEST KEUCHER, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
PAUL L. BERNS, CECILIA GONZALO,	)
STEPHEN J. HOFFMAN, JEFFREY R.	)
LATTS, JONATHAN S. LEFF, DAVID M.	)
STOUT, JOSEPH L. TURNER, ALLOS	)
THERAPEUTICS, INC., SPECTRUM	)
PHARMACEUTICALS, INC. AND	)
SAPPHIRE ACQUISITION SUB, INC.,	)
)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Ernest Keucher (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, based upon the investigation conducted by and through his attorneys, which included, inter alia, a review of documents filed by defendants with the United States Securities and Exchange Commission (the “SEC”), news reports, press releases and other publicly available documents, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this action on behalf of himself and as a class action on behalf of the shareholders of Allos Therapeutics, Inc. (“Allos” or the “Company”) against Allos’s Board of Directors (the “Board” or “Director Defendants” and with Allos, the “Company Defendants”) for breaches of fiduciary duty arising from their attempt to sell the Company to Spectrum Pharmaceuticals, Inc. (“Spectrum”) through Spectrum’s wholly-owned subsidiary, Sapphire Acquisition Sub, Inc. (“SAS” and, collectively with Spectrum, the “Acquisition Entities”), in a cash plus Contingent Value Right (“CVR”) tender offer. As detailed herein, this proposed sale (the “Proposed Transaction”) is for inadequate consideration and was arrived at through an unfair process and through which the Board and senior executives will handsomely profit.

2. Spectrum will acquire all of the outstanding shares of Allos for $1.82 per share in cash, plus one CVR of $0.11 per share contingent upon European approval of the Company’s flagship drug, FOLOTYN®. The cash offering price of $1.82 per share represents a premium of only 22 percent based upon the closing price of Allos’s stock the day before the Proposed Transaction was announced. Even accounting for the $0.11 CVR (without any present-value discount), the $1.93 per share combined value of the Proposed Transaction is considerably lower than the stock’s target price of $2.25 per share and $0.51 per share less than the value to have been provided to Allos’s shareholders pursuant to a proposed merger between Allos and AMAG Pharmaceuticals, Inc. (“AMAG”) in July 2011.

3. Moreover, the upfront portion of the Proposed Transaction is valued at up to $206 million on a fully-diluted basis, but the value is only $108 million net of Allos’s cash balance at the end of 2011. Indeed, Allos currently has a particularly attractive balance sheet, with zero outstanding debt and nearly $100 million in cash and cash equivalents, cash which will flow directly into the coffers of Spectrum and will represent approximately 50 percent of the initial offer price.

4. In addition, the Proposed Transaction provides onerous deal protections to Spectrum at the detriment of Allos’s shareholders. These protections included, among other things, a strict no solicitation provision prohibiting Allos or any of its representatives from soliciting any competing offer, a matching rights provision, a two (2) business-day delay before Allos can advise its shareholders of an unsolicited, bona fide competing offer and a $7.5 million termination fee in the event Allos accepts a competing offer, a sum equal to nearly five percent of Allos’s pre-tender offer market capitalization.

5. The Director Defendants have a fiduciary duty to act in the best interest of Allos’s shareholders–treating the shareholders’ interests with the same care and solicitude as they would their own interests. Once it became clear that there would be an offer for Allos and a possible change in control, the Board was legally obligated to take all necessary steps to ensure that Allos’s shareholders receive the maximum realizable value for their interest in the Company.

6. Unfortunately, the Director Defendants failed to live up to their fiduciary obligations, agreeing to sell the Company for grossly inadequate consideration through an unfair sale process designed to eliminate competing offers.

7. For these reasons and as set forth more fully herein, Plaintiff seeks to enjoin defendants from proceeding with the Proposed Transaction. In the event that the Proposed Transaction is consummated, Plaintiff seeks to recover damages from the Director Defendants for their breaches of fiduciary duties and from Spectrum and SAS for aiding and abetting said breaches.

PARTIES

8. Plaintiff is, and at all relevant times has been, a holder of Allos common stock.

9. Defendant Allos is a Delaware corporation that maintains its corporate headquarters in Westminster, Colorado. Allos is a biopharmaceutical company committed to the development and commercialization of innovative anti-cancer therapeutics.

10. Defendant Paul L. Berns (“Berns”) is the President and Chief Executive Officer (“CEO”) of Allos and has served as a Director of the Company since March 2006. Berns is the former CEO of Bone Care International, which he sold to Genzyme for $600 million.

11. Defendant Cecilia Gonzalo (“Gonzalo”) has served as Director of the Company since December 2011. Gonzales is also a Managing Director at Warburg Pincus LLC and a General Partner of Warburg Pincus & Co., where she focuses on healthcare investments in the biotechnology, pharmaceuticals and healthcare services sectors.

12. Defendant Stephen J. Hoffman (“Hoffman”) has been Chairman of the Board since December 2001 and a Director of the Company since 1994. Hoffman has also served as a Managing Director of Skyline Ventures, a venture capital firm, since May 2007.

13. Defendant Jeffrey R. Latts (“Latts”) has been a Director of the Company since April 2007. Latts also worked as a self-employed consultant to the pharmaceutical industry.

14. Defendant Jonathan S. Leff (“Leff”) has been a Director of the Company since March 2005. Leff also serves as a General Partner of Warburg Pincus & Co. and as a Managing Director and Member of Warburg Pincus LLC. Leff joined Warburg Pincus in 1996 and is responsible for the firm’s investment efforts in biotechnology and pharmaceuticals.

15. Defendant David M. Stout (“Stout”) has been a Director of the Company since March 2009. Stout has also served as President of Pharmaceuticals at GlaxoSmithKline, where he was responsible for the company’s global pharmaceutical operations from January 2003 to February 2008.

16. Defendant Joseph L. Turner (“Turner”) has served as a Director of the Company and as Chairman of the Audit Committee since February 2012.

17. Each of the Director Defendants was a member of the Board at all pertinent times and participated in the decisions and conduct alleged herein. By reason of their positions, each Director Defendant had, and continues to have, an obligation to determine whether the Proposed Transaction is in the best interest of the Company’s shareholders and maximizes shareholder value.

18. Defendant Spectrum is a Delaware corporation with its corporate headquarters located in Henderson, Nevada. Spectrum is a commercial-stage biotechnology company with a focus on oncology.

19. Defendant SAS is a Delaware corporation and wholly-owned subsidiary of Spectrum. Pursuant to the terms of the Merger Agreement (defined infra), SAS will merge with and into Allos, with SAS ceasing to exist and Allos becoming a wholly-owned subsidiary of Spectrum.

20. The Acquisition Entities aided and abetted the Director Defendants’ breach of fiduciary duties to Allos’s shareholders.

FURTHER SUBSTANTIVE ALLEGATIONS

Background

21. First incorporated in 1992, and the subject of an initial public offering in March 2000, Allos is a biopharmaceutical company committed to the development and commercialization of innovative anti-cancer therapeutics. The Company’s current focus is on the development and commercialization of FOLOTYN®, a breakthrough treatment for patients suffering from relapsed or refractory peripheral T-cell lymphoma (“PTCL”) - a biologically diverse group of aggressive blood cancers that historically have had a poor prognosis. FOLOTYN was commercially launched in January, 2010 as the only drug FDA-approved for the treatment of PTCL.

22. FOLOTYN has received considerable accolades amongst clinical researchers and academic publications for its breakthrough ability to treat PTLC. For example, the Journal of Clinical Oncology announced, on January 19, 2011, that:

Data from PROPEL [a FOLOTYN study] demonstrate the [effective] role of FOLOTYN as a single-agent treatment for patients with peripheral T-cell lymphoma whose disease is no longer responding to initial chemotherapy.

Likewise, Owen A. O’Connor, M.D., Ph.D., principle investigator in the PROPEL study and Deputy Director for Clinical Research and Cancer Treatment at the NYU Cancer Institute, stated:

Although patients enrolled in this trial received a median of three - and up to 12 - prior therapies, it is particularly impressive that we still observed a compelling overall response rate, with durable responses - an important measure of activity for this agent.

23. In addition, on March 25, 2011, Allos announced that the Company had reached agreement with the U.S. Food and Drug Administration (“FDA”) for expanded use of FOLOTYN. Specifically, Allos’s Chief Medical Officer Charles Morris, MB ChB, MRCP stated:

We are pleased to have reached agreement with the FDA on the design of this pivotal Phase 3 trial of FOLOTYN as part of the first line treatment of patients with PTCL. This important study has the potential to support the conversion of our current accelerated approval in the U.S. to a full approval and expand FOLOTYN’s indication to the first-line setting. The study further demonstrates our commitment to the medical community and patients to explore the full potential of FOLOTYN and improve outcomes for patients with PTCL.

24. On June 17, 2011, Dr. Morris further stated that a recent study suggested that “FOLOTYN may reverse the pattern of progressive resistance observed in patients with relapsed or refractory peripheral T-cell lymphoma.”

25. Building upon these impressive clinical successes, Allos entered into a lucrative strategic collaboration agreement (the “Collaboration Agreement”) in May 2010 with Mundipharma International Corporation Ltd. (“Mundipharma”) to co-develop and commercialize FOLOTYN on a global scale. Mundipharma is a European-based privately-held pharmaceutical company, who, along with its network of independent associated companies, are building a significant presence in the fields of oncology and respiratory treatments.

26. Under the terms of the Collaboration Agreement, Allos will retain full commercialization rights for FOLOTYN in the United States and Canada, with Mundipharma having exclusive rights to commercialize FOLOTYN in all other countries. In addition, Allos received an upfront payment of $50 million on the execution of the Collaboration Agreement with the potential for an additional $310.5 million depending on certain regulatory and commercialization milestones. Allos is also entitled to receive tiered double-digit royalties based on net sales of FOLOTYN within the territories licensed to Mundipharma. In addition, Allos has undertaken an aggressive program to develop FOLOTYN for the treatment of other forms of cancer, such as hematologic malignancies and solid tumors.

27. Other companies in the pharmaceutical industry took notice of Allos’s growing potential to become a world player in PTCL treatments and, as such, the Company soon became an acquisition target. In July 2011, Allos and AMAG struck a deal to merge in an all-stock transaction valued at $260 million (the “Proposed AMAG Transaction”), wherein Allos’s investors would receive 0.1282 shares of AMAG for each share of Allos (the “Proposed AMAG Transaction”). AMAG shares were trading at $19.07 at the time of the announcement and the deal valued Allos at $2.44 per share. The Proposed AMAG Transaction never consummated, however, as AMAG’s shareholders failed to approve the transaction.

28. Nevertheless, Allos had established itself as an up-and-coming company with an aggressive commercialization strategy for its breakthrough FOLOTYN product. Indeed, in the summer of 2011, one noted analyst announced a one-year price target of $6.00 per share for Allos. Moreover, Allos began to report a series of strong financial quarters in 2011, further establishing that the Company was positioning itself for further growth and long-term profitability.

29. On August 4, 2011, Allos announced its financial results for its second quarter 2011. In this release, the Company touted its increasing sales and stellar balance sheet. For example, the press release states, in part, as follows:

•	FOLOTYN(R) (pralatrexate injection) net product sales increased 39% year-over-year to $11.0 million in the second quarter of 2011, compared to $7.9 million for the same period in 2010.

•	As of June 30, 2011, the Company had no debt and $109.5 million in total cash, cash equivalents and investments.

Paul L. Berns, president and chief executive officer of Allos Therapeutics [said] “During the second quarter, we continued to build brand and disease state awareness for FOLOTYN in the U.S. for patients with relapsed or refractory PTCL while growing account penetration and optimizing the duration of treatment with FOLOTYN. Along with growing U.S. sales of FOLOTYN for relapsed or refractory PTCL, our key objectives for the remainder of the year are to advance our global registration programs for FOLOTYN in first line PTCL and relapsed or refractory CTCL, and to expand the commercial potential of FOLOTYN outside the U.S. by pursuing regulatory approval in the EU, which may occur in early 2012.”

Financial Results

Net product sales for the second quarter of 2011 were $11.0 million, compared to $7.9 million for the same period in 2010, a 39% increase year-over-year. Net product sales for the six months ended June 30, 2011 were $21.8 million, compared to $15.3 million for the same period in 2010, a 43% increase year-over-year.

*    *    *

Net income for the second quarter of 2011 was $2.2 million, or $0.02 per share, compared to a net loss of $20.0 million, or $0.19 per share, for the same period in 2010. Net loss for the six months ended June 30, 2011 was $13.0 million, or $0.12 per share, compared to $40.5 million, or $0.39 per share for the same period in 2010.

*    *    *

As of June 30, 2011, the Company had no debt, and $109.5 million in total cash, cash equivalents and investments.

30. On November 3, 2011, Allos issued a press release announcing its third quarter 2011 financial results. True to form, the Company announced quarter-to-quarter and same period yearly growth for FOLOTYN and development and a debt-free, high cash reserve balance sheet. Allos also showed costs and expenses had been declining as sales were increasing remarkably. More specifically, Allos stated, in relevant part, as follows:

•	FOLOTYN(R) (pralatrexate injection) net product sales increased 61% year-over-year to $13.2 million in the third quarter of 2011, compared to $8.2 million for the same period in 2010.

•	As of September 30, 2011, the Company had no debt and $100.4 million in total cash, cash equivalents and investments.

“We believe our achievement of significant year-over-year revenue growth reflects increased disease-state awareness and brand awareness of FOLOTYN for patients with relapsed or refractory peripheral T-cell lymphoma, for whom there remains an unmet need,” commented Paul L. Berns, president and chief executive officer of Allos Therapeutics. “We ended the third quarter with a strong balance sheet and remain focused on growing U.S. sales of FOLOTYN for relapsed or refractory PTCL while prudently managing our operating expenses. Also, in collaboration with Mundipharma, we are pursuing regulatory approval in the EU, which may occur in early 2012, as well as future label expansion opportunities in T-cell lymphoma.”

Financial Results

Net product sales for the three months ended September 30, 2011, were $13.2 million, compared to $8.2 million for the same period in 2010, a 61% increase year-over-year. Net product sales for the nine months ended September 30, 2011, were $35.1 million, compared to $23.5 million for the same period in 2010, a 49% increase year-over-year. Net product sales for the three and nine months ended September 30, 2011 include $3.0 million related to the sale of FOLOTYN for use in a clinical trial to be conducted by an unrelated party. Allos expects to generate future sales of FOLOTYN related to this clinical trial, however, Allos cannot predict the timing or amount of such future sales.

31. On January 10, 2012, Allos issued a press release announcing its 2011 financial highlights and key business priorities. The Company again touted quarter-to-quarter and same period yearly growth for FOLOTYN and a balance sheet with a high reserve of cash and cash equivalents while remaining debt free. Allos even adjusted its estimate of cash reserves on hand as being sufficient to fund its activities into 2015, an increase on previous forecasts. Specifically, Allos stated, in relevant part, as follows:

•	Net product sales are expected to approximate $15.4 million for the fourth quarter of 2011, representing a 17% sequential increase over the third quarter of 2011.

•	As of December 31, 2011, the Company had no debt and $97.8 million in total cash, cash equivalents and investments.

•	The Company plans to report its complete audited financial results for 2011 in early March 2012.

“In the fourth quarter, we continued to make important progress with FOLOTYN for patients with relapsed or refractory peripheral T-cell lymphoma and are pleased with the quarter-over-quarter revenue growth,” commented Paul L. Berns, president and chief executive officer of Allos Therapeutics. “We ended 2011 with a strong balance sheet and remain focused on growing U.S. sales of FOLOTYN for relapsed or refractory PTCL while prudently managing our operating expenses. Also, in collaboration with Mundipharma, we are pursuing regulatory approval for FOLOTYN in the EU and other ex-U.S. geographies as well as future label expansion opportunities in T-cell lymphoma.”

Preliminary and Unaudited 2011 Financial Highlights

FOLOTYN® (pralatrexate injection) net product sales for full year 2011 are expected to approximate $50.5 million, compared to $35.2 million for 2010. For the fourth quarter of 2011, net product sales are expected to approximate $15.4 million, a 17% increase compared to $13.2 million for the third quarter of 2011. When excluding certain infrequently occurring items, net product sales for the fourth quarter of 2011 were $11.0 million, an 8% increase compared to $10.2 million for the third quarter of 2011. These infrequently occurring items include: (i) $3.0 million in the third quarter of 2011 relating to the sale of FOLOTYN for use in a clinical trial to be conducted by a third party, (ii) $3.2 million in the fourth quarter of 2011 relating to an increase in our distributors’ year-end 2011 inventory levels as compared to average inventory levels for 2011, and (iii) $1.2 million in the fourth quarter of 2011 relating to the release of gross-to-net sales allowances due to refined estimates.

Financial Guidance

Allos reiterates prior guidance and expects total operating costs and expenses, excluding cost of sales, cost of license and other revenue and non-cash stock-based compensation expense, to approximate $82 to $84 million for 2011. Stock-based compensation expense for 2011 is expected to approximate $12 million.

*    *    *

As of December 31, 2011, the Company had $97.8 million in total cash, cash equivalents and investments. The Company expects its cash position will be sufficient to fund operations through at least early 2015. This projection is based on certain assumptions for modeling purposes only (and in the case of future revenue levels, should not be considered the Company’s financial guidance), including: (i) future net product sales levels and cost of sales remaining consistent with our actual results for fiscal year 2011, and (ii) our annual cash-based operating expenditures, excluding cost of sales, non-cash stock-based compensation and depreciation expense and net of expected reimbursements from Mundipharma for jointly funded clinical trials, approximating $72 to $75 million per year for 2012 through 2015.

Growth in U.S. sales and/or potential milestone payments and royalties associated with regulatory approval of FOLOTYN in the European Union have the potential to further extend our cash resources assuming our costs remain consistent with our projections.

32. Finally, on March 6, 2012, less than one month prior to entering into the Merger Agreement with Spectrum, Allos issued a press release announcing its fourth quarter 2011 and full year 2011 financial statements. Year-to-year costs and expenses continued to fall while sales rose. In the release, the Company stated, in part, as follows:

Financial Highlights:

•	$15.4 million in fourth quarter 2011 net product sales, a 17% sequential increase over the third quarter of 2011.

•	$50.5 million in full year 2011 net product sales, a 43% increase over 2010.

•	$97.8 million in total cash, cash equivalents and investments and no debt as of December 31, 2011.

“We are pleased with the sales growth we achieved in 2011 and the continued increase in market penetration, disease-state awareness and brand awareness of FOLOTYN for patients with relapsed or refractory peripheral T-cell lymphoma,” commented Paul L. Berns, president and chief executive officer of Allos Therapeutics. “We enter 2012 with a strong cash position and remain focused on growing U.S. sales of FOLOTYN while prudently managing our operating expenses to drive toward future profitability. Also, in collaboration with Mundipharma, we continue to pursue regulatory approval for FOLOTYN in the EU and other ex-U.S. geographies as well as future label expansion opportunities in T-cell lymphoma.”

The Company’s net product sales for full year 2011 were $50.5 million, compared to $35.2 million for 2010. For the fourth quarter of 2011, net product sales were $15.4 million, compared to $13.2 million for the third quarter of 2011. When excluding certain infrequently occurring items, net product sales for the fourth quarter of 2011 were $11.0 million, an 8% increase compared to $10.2 million for the third quarter of 2011. These infrequently occurring items include: (i) $3.0 million in the third quarter of 2011 relating to the sale of FOLOTYN for use in a clinical trial to be conducted by a third party, (ii) $3.2 million in the fourth quarter of 2011 relating to an increase in our distributors’ year-end 2011 inventory levels as compared to average inventory levels for 2011, and (iii) $1.2 million in the fourth quarter of 2011 relating to the release of gross-to-net sales allowances due to refined estimates.

*    *    *

As of December 31, 2011, the Company had no debt, and cash, cash equivalents and investments totaling $97.8 million.

Financial Guidance

•

FOLOTYN net product sales are expected to be in the range of $50 to $55 million for 2012, an anticipated 16% to 28% increase over 2011 when excluding certain infrequently occurring items for 2011 as described above.

•

License and other revenue, related to the Mundipharma agreement, is expected to approximate $9 million for 2012. Guidance for license and other revenue includes approximately $4 million of expected payments from Mundipharma to Allos relating to Mundipharma’s 40% share of jointly agreed-upon clinical development expenses for FOLOTYN.

*    *    *

As of December 31, 2011, the Company had $97.8 million in total cash, cash equivalents and investments. The Company expects its cash position will be sufficient to fund operations through at least early 2015.

2011 and Recent Key Highlights

Commercial

•

Achieved sequential growth in year-over-year and quarterly net product sales during 2011; reported 43% sequential increase in full year 2011 over 2010 and 17% sequential increase in fourth quarter 2011 over third quarter 2011.

•

Received a permanent Level II Health Care Common Procedure Coding System (HCPCS) J-Code for FOLOTYN from the Centers for Medicare and Medicaid Services (CMS) effective for dates of service on or after January 1, 2011.

33. In sum, Allos is a company with a breakthrough product, an international commercialization strategy and rapidly increasing year-over-year sales base. Moreover, Allos established itself as an exceptionally well-funded company. Its most recent financial status report reported that $97.8 million in total cash, cash equivalents and investments and zero debt as of December 31, 2011. With these reserves and the increased growth in sales of FOLOTYN, the Company had sufficient cash reserves to fund its operations into at least 2015.

34. Despite the fact that large-scale commercial success was on Allos’s horizon, the Company’s Board has chosen to sell the Company precipitously to Spectrum, without any sort of real auction and without adequate consideration. As a result, Allos shareholders will be deprived of the upside of the growth in this promising new treatment for PTCL, the development of which they have paid for with their investment dollars.

35. In short, Spectrum is acquiring Allos when the Company is poised for profitability and growth, and at discount to its intrinsic value. As such, defendants are unfairly depriving Allos’s shareholders of the true value of their investment by agreeing to sell the Company for inadequate consideration.

The Proposed Transaction

36. Spectrum’s acquisition of Allos is pursuant to the April 5, 2012 Agreement and Plan of Merger (“Merger Agreement”) among Allos, Spectrum and SAS. According to the terms of the Merger Agreement, Spectrum will acquire Allos by means of a tender offer and merger of Allos with and into SAS, at which time SAS will cease to exist and Allos will remain as the surviving corporation.

37. Pursuant to the Merger Agreement, Spectrum will acquire all of the outstanding shares of Allos for $1.82 per share in cash, plus one CVR of 11 cents per share based upon European approval of FOLOTYN. The offering price of $1.82 per share represents a premium of approximately 22 percent based upon the closing price of Allos’s stock price the day before the Proposed Transaction was announced. The premium is much smaller than other biotechnology companies have received in recent months (which included, in at least one instance, a premium of over 160 percent).

38. Even accounting for the $0.11 CVR (without any present-value discount), the $1.93 per share combined value of the Proposed Transaction is $0.51 less than the value that would have been provided to Allos’s shareholders pursuant to the Proposed AMAG Transaction. The $1.93 per share combined value is also considerably lower than the price target of at least one prominent analyst, who ascribe a price target to $2.50 for the Company as recently as April 8, 2012. Analysts have estimated that by merging with Allos, Spectrum stands to realize between $40-50 million in savings per year, a conclusion echoed by Spectrum executives.

39. Moreover, the upfront portion of the Proposed Transaction is valued at up to $206 million on a fully-diluted basis, but the actual value is only $108 million net of Allos’s cash balance at the end of 2011. Indeed, Allos currently has a particularly attractive balance sheet, with zero outstanding debt and nearly $100 million in cash and cash equivalents, cash which will flow directly into the coffers of Spectrum and will represent approximately 50 percent of the initial offer price.

Buyer Friendly and Unfair Deal Terms

40. The Merger Agreement contains numerous terms and conditions that prevent Allos’s Board from fulfilling its fiduciary duties to its shareholders.

41. First, Section 5.4(a) of the Merger Agreement, entitled “No Solicitation,” broadly provides that neither Allos, nor any of its representatives, can solicit, provide information to, or engage in discussions with any potential bidder. While it provides for an exception, the exception is extremely narrow and prevents the Allos Board from fulfilling its fiduciary duties. The provision provides for almost strict contractual liability unless the provisions of Section 5.4(a) are doggedly complied with.

42. Section 5.4(a) provides that Allos may enter into discussions with an interested third-party “in response to a bona-fide written Acquisition Proposal” only if:

(A) such Acquisition Proposal did not result from any breach of, or any action inconsistent with, any of the provisions set forth in this Section 5.4; (B) the Company Board concludes in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable law; (C) at least two Business Days prior to furnishing any such information to, or entering into discussions or negotiations with, such Person, the Company gives [Spectrum] written notice of the identity of such Person and of the Company’s intention to furnish information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement (which the Company may discuss with such Person during the two day period) containing provisions (including nondisclosure provisions, use restrictions and non-solicitation provisions) at least as favorable to the Company as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement; and (D) at least two Business Days prior to furnishing any such information to such Person, the Company furnishes such information to [Spectrum] (to the extent such information has not been previously furnished or Made Available by the Company to [Spectrum]). [Spectrum] and the Company agree that any action inconsistent with the restrictions set forth in this Section 5.4 by [Allos] or by any Representative of [Allos] will be deemed to be a breach of this Section 5.4 by the Company.

The Company shall promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal with respect to [Allos] or Acquisition Inquiry with respect to [Allos]) advise [Spectrum] orally and in writing of any such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof, including a copy of any written Acquisition Proposal or Acquisition Inquiry) that is made or submitted by any Person prior to the Acceptance Time. The Company shall keep [Spectrum] reasonably informed with respect to: (i) the status of any such Acquisition Proposal or Acquisition Inquiry, including any negotiations with respect thereto; and (ii) the status and terms of any material modification or proposed material modification thereto.

(Emphasis added).

“Company Superior Offer” is defined as:

An unsolicited bona fide written offer by a third party to purchase all or substantially all of the outstanding shares of Company Common Stock (whether through a tender offer, merger or otherwise), that is determined by the Company Board, in its good faith judgment, after consulting with a financial advisor of nationally recognized reputation and outside legal counsel, and after taking into account the terms and conditions of the offer, including the likelihood and anticipated timing of consummation and all other financial, regulatory, legal and other aspects of such offer, including any financing condition, to be more favorable from a financial point of view to the Company’s stockholders than the Offer and the Merger.

(Emphasis added).

43. By its terms, Section 5.4 requires that the Board determine that they would be in breach of their fiduciary duties if they did not negotiate with an interested third-party, and then wait two days before curing this breach by entering into the legally required negotiations.

44. Moreover, the definition of “Company Superior Offer” as an offer for “all or substantially all of the outstanding shares of the Company .…” makes the possibility of Allos receiving a “Superior Offer” from a competing bidder a virtual nullity. The Board in its entirety and a selection of their officers have committed to tender their stock ownership of Allos to Spectrum, as has the private equity investor Warburg Pincus, which holds approximately 24 percent of Allos stock. Together, these pledges account for nearly 30 percent of the outstanding stock of the Company. This lock-up exerts a chilling effect and makes it extremely unlikely that any rival bidders will come forward, knowing that they will be viewed by the Board as an interloper to an agreed upon transaction.

45. This is exacerbated by the so-called “Top-Up Option” that further insures the success of the Proposed Transaction and disincentives rival bidders. The Company has agreed to issue as many shares as are required to allow Spectrum to reach 90 percent of the shares outstanding, up to the full amount authorized but unissued under the Company’s corporate charter. As reported in Section 3.3(a) of the Merger Agreement, 200,000,000 shares of the Company have been authorized, though only 106,958,412 have been issued. With the Top-Up Option authorizing up to 93,042,588 additional shares to be issued to Spectrum, and approximately 28,878,000 shares already pledged, only approximately 58,000,000 of the 78,000,000 uncommitted shares need to be acquired to push through the Proposed Transaction.

46. In addition, Section 5.4(f) of the Merger Agreement provides for very limited circumstances under which the Board is permitted to change its recommendation on the Spectrum proposal. This section provides, in pertinent part, that the Board may make a company change in recommendation only if:

(A) the Company has not otherwise breached its obligations under this Section 5.4 in connection with the offer referred to in the following clause “(B);” (B) after the date of this Agreement, an unsolicited, bona fide, written offer to acquire all of the outstanding shares of Company Common Stock (whether through a tender offer, merger or otherwise) is made to the Company and is not withdrawn; (C) the Company Board determines in its good faith judgment, after consulting with a financial advisor of nationally recognized reputation and outside legal counsel, that such offer constitutes a Company Superior Offer; (D) the Company Board does not effect, or cause the Company to effect, a Company Change in Recommendation at any time within three Business Days after [Spectrum] receives written notice from the Company confirming that the Company Board has determined that such offer is a Company Superior Offer; (E) during such three Business Day period, if requested by [Spectrum], the Company engages in good faith negotiations with [Spectrum] to amend this Agreement in such a manner that the offer that was determined to constitute a Company Superior Offer no longer constitutes a Company Superior Offer; (F) at the end of such three Business Day period, such offer has not been withdrawn and continues to constitute a Company Superior Offer (taking into account any changes to the terms of this Agreement proposed by [Spectrum] as a result of the negotiations required by clause “(E)” or otherwise); and (G) the Company Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Company Superior Offer, a failure to make a Company Change in Recommendation would reasonably constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable law.…

(Emphasis added).

47. As such, Section 5.4(f) of the Merger Agreement prevents the Board from providing its stockholders with candid, current and accurate information regarding Spectrum’s tender offer, for three business days after any determination that said offer is not in the interest of the shareholders. Indeed, by agreeing to wait three business days before revealing material information to its stockholders, the Board contracted away, in breach of its fiduciary duties, its obligation to timely inform stockholders of material information.

48. The onerous provisions regarding the no solicitation provision and the change in recommendation provision lessens the likelihood that Allos’s shareholders will receive the maximum value available for the Company and their adoption along with the other deal protections constitutes a breach of the Board’s fiduciary duties.

49. The Merger Agreement also includes a $7.5 million termination fee should Allos accept a superior, unsolicited offer for the Company prior to the closing of the Proposed Transaction. This termination fee represents nearly 5 percent of the total market capitalization of the Company prior to the announcement of the tender offer and will act as a strong deterrent to any unsolicited bids for Allos. Allos has also carved out an exception to its Shareholder Rights Agreement for Spectrum (and Spectrum alone) via an amendment to its bylaws passed on April 4, 2012. Without an analogous Rights Agreement carve-out for any rival suitor, they will essentially be frozen out of the meaningful negotiations for an acquisition of Allos, unless or until the Board agrees to grant them similar status.

50. Thus, the Director Defendants have contracted away their fiduciary duty to maximize shareholder value and protect the interest of its investors by entering into an agreement for the sale of Allos that actively attempts to discourage superior, alternative proposals, diminishes the authority of the Board and coerces the shareholders to tender their shares through the unfair Top-Up Option.

51. Taken together, these various provisions show that the Director Defendants have not fulfilled their fiduciary obligations to Allos shareholders. The terms of the Proposed Transaction are unfair and should be rejected as the result of the Director Defendants’ breaches of their fiduciary obligations.

The Director Defendants Stand to Receive Financial Benefits in the Proposed Transaction Unavailable to Allos’s Public Shareholders

52. The Directors Defendants will receive windfall profits from the Proposed Transaction and, as such, are differently situated than the Company’s shareholders - giving these individuals an economic interest in the Proposed Transaction unique from those of the ordinary shareholder.

53. Specifically, the Directors Defendants are to be the beneficiaries of accelerated vesting of their stock options as a result of the Proposed Transaction and the resultant change of control.

54. In fact, the portion of each option that is not vested as the closing date and that is held by a non-employee member of the Board will be automatically subject to accelerated vesting and become exercisable in and cashed-out in the same manner as other vested options.

55. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent irreparable harm to the Company’s shareholders.

IRREPARABLE HARM

56. Plaintiff has no adequate remedy at law. Only through the exercise of the Court’s equitable power will Allos’s shareholders be protected from irreparable injury that would arise from losing the opportunity to maximize the value of their investments in Allos. Absent equitable relief from the Court, Allos’s shareholders will be deprived of the ability to sell their shares at a substantial premium to another potential suitor of Allos.

CLASS ACTION ALLEGATIONS

57. Plaintiff, a shareholder in the Company, brings this action as a class action pursuant to Rule 23 of the Rules of the Court of Chancery of the State of Delaware on behalf of itself and all shareholders of Allos (except defendants herein, and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) who are or will be harmed as a result of the breaches of fiduciary duty and other misconduct complained of herein (the “Class”).

58. This action is properly maintainable as a class action.

59. The Class is so numerous that joinder of all members is impracticable. As of March 19, 2012, Allos had approximately 107 million shares of common stock outstanding. Consequently, the number of Class members is believed to be in the thousands and are likely scattered across the United States.

60. There are questions of law and fact that are common to all Class members and that predominate over any questions affecting only individuals, including, but not limited to:

a. whether the Director Defendants have breached and continue to breach their fiduciary duties to obtain the best price practicable under the circumstances for the benefit of the Allos shareholders;

b. whether the Acquisition Entities have aided and abetted the Director Defendants in breaching their fiduciary duties; and

c. whether the Class is entitled to injunctive relief and/or damages.

61. Plaintiff’s claims and defenses are typical of the claims and defenses of other class members and Plaintiff has no interests that are antagonistic or adverse to the interest of other class members. Plaintiff will fairly and adequately protect the interest of the Class.

62. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

63. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants; or adjudications with respect to individual members of the Class would, as a practical matter, be dispositive of the interest of other members or substantially impair or impede their ability to protect their interests.

64. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CAUSE OF ACTION

COUNT I

(Breach of Fiduciary Duty Against the Director Defendants)

65. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

66. The Director Defendants owe Plaintiff and the Class the utmost fiduciary duties of due care and loyalty.

67. By reason of the foregoing, the Director Defendants have breached their fiduciary duties and continue to breach their fiduciary duties. In particular, the Director Defendants have violated their fiduciary duties by, among other things: (i) failing to take steps to maximize the value of Allos stock; (ii) avoiding any competitive bidding that may have created greater value for Allos shareholders; and (iii) agreeing to unreasonably preclusive deal protection provisions, thereby hindering any potential bid that may have been superior to the Proposed Transaction.

68. As a result of the foregoing, Plaintiff and the Class have been harmed and have no adequate remedy at law

CAUSE OF ACTION

COUNT II

(Aiding and Abetting Breach of Fiduciary Duty Against the Acquisition Entities)

69. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

70. As a public entity and Delaware corporation itself, Spectrum knows that Allos directors owed the Company a fiduciary duty.

71. As a Delaware corporation itself, SAS knows that Allos directors owed the Company a fiduciary duty.

72. Spectrum and SAS also know that Allos’s directors and officers were in breach of their fiduciary duties by failing to maximize shareholder value and entering into onerous deal restrictions designed to discourage superior, alternative bids for the Company.

73. Spectrum and SAS therefore aided and abetted the Director Defendants’ breaches of fiduciary duties. As a result, Spectrum and SAS are jointly responsible with the directors for damages resulting from those breaches.

RELIEF REQUESTED

WHERFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against the defendants as follows:

A. Certifying this case as a class action, certifying the proposed Class, designating Plaintiff as Class representative and his counsel as Class counsel;

B. Enjoining defendants and any and all other employees, agents, or representatives of the Company and persons acting in concert with any one or more of any of the foregoing, during the pendency of this action, from taking any action to consummate the Proposed Transaction until such time as defendants have fully complied with their duties to maximize shareholder value;

C. Preliminarily and permanently enjoining defendants from entering into any contractual agreements or acquisitions that would inhibit defendants’ ability to maximize shareholder value;

D. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

E. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

F. Awarding Plaintiff the costs, expenses and disbursements of this action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

G. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable and proper.

Dated: April 12, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) 919 North Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

BLOCK & LEVITON LLP

Jeffrey C. Block

Jason M. Leviton

Mark A. Delaney

155 Federal Street

Boston, MA 02110

fax (617) 398-5600

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